Exhibit 3.1

Certificate of Elimination

To Eliminate the

Series A Preferred Stock

of

PositiveID Corporation

PositiveID Corporation, a company organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies:

FIRST:

That the Board of Directors of the Company adopted the following resolutions at a duly called and noticed meeting of the Board of Directors:

“Elimination of the Series A Preferred Stock

WHEREAS, pursuant to authority expressly granted by the provisions of the Certificate of Incorporation of the Company, the Board of Directors of the Company created and authorized the issuance of a series of preferred stock, designated “Series A Preferred Stock”, par value $0.001 per share, of the Company (the “Series A Preferred Stock”), consisting of 2,000 shares, and thereby fixed the designation, dividend rights, voting powers, rights on liquidation or dissolution and other preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the shares of such series (in addition to any thereof set forth in the Certificate of Incorporation that are applicable to the Company’s preferred stock of all series) as set forth in a Certificate of Designations of Preferences, Rights, and Limitations with respect to such series filed with the Secretary of State of the State of Delaware on September 29, 2009 (as amended, the “Certificate of Designations”); and

WHEREAS, the Company has exchanged all shares of the authorized and previously issued shares of Series A Preferred Stock, and as a result none of the authorized shares of Series A Preferred Stock are outstanding and none will be issued.

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable and in the best interest of the Company that the Company eliminate all authorized shares of Series A Preferred Stock and that, in connection with such elimination of the Series A Preferred Stock, the Company eliminate in all respects the Certificate of Designations; and further

RESOLVED, that for purposes of these resolutions the term “Appropriate Officer” shall mean and include the Chief Executive Officer and the President of the Company, and each of them, and shall also mean and include the Secretary and any Assistant Secretary, and each of them, where necessary or convenient to attest to any act of any of the aforesaid officers by and on behalf of the Company, whether under the seal of the Company or not; and further

RESOLVED, that the elimination of all of the authorized shares of Series A Preferred Stock and the elimination in all respects of the Certificate of Designations be, and hereby are, authorized and approved, and the Appropriate Officers are, and each of them hereby is, authorized, empowered and directed to execute and acknowledge a Certificate of Elimination reflecting the elimination of all of the authorized shares of Series A Preferred Stock and the elimination in all respects of the Certificate of Designations, and to file such Certificate of Elimination with the Secretary of State of the State of Delaware.”

SECOND:

That the Certificate of Designations with respect to the Series A Preferred Stock was filed in the office of the Secretary of State of the State of Delaware on September 29, 2009.  None of the authorized shares of Series A Preferred Stock are outstanding and none will be issued.

THIRD:

That in accordance with Section 151 of the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Company is hereby amended to eliminate all reference to the Series A Preferred Stock.

[Signatures set forth on following page.]

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed as of October 13, 2010.

POSITIVEID CORPORATION

/s/ William J. Caragol

William J. Caragol

President and Chief Financial Officer

ATTEST:

/s/ Allison Tomek

Allison Tomek

Secretary